GrowGeneration Corp

1000 West Mississippi Ave

Denver, CO 80223

Attn: John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

Washington, D.C. 20549

September 10, 2018

Re: GrowGeneration Corp.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 27, 2018

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

Filed May 15, 2018

File No. 333-207889

Dear Mr. Cash,

We are submitting this letter in response to your letter of comments dated September 7, 2018 regarding GrowGeneration Corp.’s (the “Company”) Form 10-K filed March 27, 2018 and Form 10-Q filed May 15, 2018.

Our responses below have been numbered to correspond to your comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

6. Convertible Debt, page 8

1.	We note your response to prior comment two. Please revise your footnote, in future filings, to disclose and quantify conversions of your debt instrument occurring during the reporting period, to provide the cumulative amount converted as of each balance sheet date, and to reconcile such conversions to the non-cash financing section of your statement of cash flows.

Response:

In future filings, the Company will include additional disclosure in the convertible debt footnote to disclose the amount of debt converted in the current period and the cumulative amount of debt conversions at each balance sheet date and reconcile these conversions to the non-cash financing section of the statement of cash flows.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact the undersigned at (720) 724-9494.

Sincerely,

GrowGeneration, Corp.

/s/ Monty R. Lamirato
Name: Monty R. Lamirato
Title: Chief Financial Officer